Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
March 2, 2010 and the Prospectus dated July 27, 2009
Registration No. 333-160834
March 2, 2010
SOLUTIA INC.
This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$300 million

Title of Securities:	7?% Senior Notes due 2020

Final Maturity Date:	March 15, 2020

Issue Price:	99.5%, plus accrued interest, if any

Coupon:	7.875%

Yield Per Annum:	7.948%

Interest Payment Dates:	March 15 and September 15

Record Dates:	March 1 and September 1

First Interest Payment Date:	September 15, 2010

Gross Proceeds:	$298.50 million

Underwriting Discount:	2.25%

Net Proceeds to Solutia before Estimated Expenses:	$291.78 million

Net Proceeds to Solutia after Estimated Expenses:	$290.78 million

Optional Redemption:	Except as described below, the notes are not redeemable before March 15, 2015. The notes will be redeemable by the Issuer, in whole or in part, on or after March 15, 2015 at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if redeemed during the twelve month period beginning on March 15 of the years indicated below:

Date	Price

2015	103.938%

2016	102.625%

2017	101.313%

2018 and thereafter	100.000%

At any time prior to March 15, 2015, the Issuer may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date.

Optional Redemption with Equity Proceeds:	In addition, up to 35% of the notes will be redeemable by the company before March 15, 2013 at a price equal to 107.875% of their principal amount.

Applicable Premium	“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at March 15, 2015 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Note through March 15, 2015 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) then outstanding principal amount of such Note.

Change of Control:	101%

Underwriters:	Jefferies & Company, Inc. Deutsche Bank Securities Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities Inc. Fifth Third Securities, Inc.

Allocation:	Name	Principal Amount of Notes to be Purchased

	Jefferies & Company, Inc.	$99,000,000

	Deutsche Bank Securities Inc.	$45,000,000

	Citigroup Global Markets Inc.	$45,000,000

	HSBC Securities (USA) Inc.	$45,000,000

	J.P. Morgan Securities Inc.	$45,000,000

	Fifth Third Securities, Inc.	$21,000,000

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, which may include the funding of potential acquisitions, including, if consummated, the Acquisition, and the repayment of debt. No assurances can be given that we will consummate the Acquisition or any other acquisitions.

Trade Date:	March 2, 2010

Settlement Date:	March 9, 2010 (T+5)

Distribution:	SEC Registered (Registration No. 333-160834)

Underwriting	The following shall be added as the final paragraph of the section “Underwriting”:

	The settlement date of March 9, 2010 is the 5th business day following the trade date (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is three business days preceding the settlement date will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

CUSIP/ISIN Numbers:	CUSIP:	834376 AL9

	ISIN:	US834376AL94

Listing	None
Solutia Inc. and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Solutia Inc. and the guarantors have filed with the SEC for more complete information about Solutia Inc., the guarantors and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Solutia Inc., the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022, telephone: 1-888-708-5831; Deutsche Bank Securities Inc., 100 Plaza One, Second Floor, Jersey City, NJ 07311, telephone: 1-800-503-4611; Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, telephone: 1-877-858-5407; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY 10018, telephone: 1-866-811-8049 or J.P. Morgan Securities Inc., 270 Park Avenue New York, NY 10017, telephone: 1-212-834-453